
02024725


RECEIVED
APR 0 8 2002
354

Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2002

Shaw Communications Inc
(Translation of Registrant's name into English)

Suite 900, 630 - 3rd Avenue S.W.
Calgary, Alberta, Canada T2P 4L4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F_________ Form 40-F____X_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_________ No _____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHAW COMMUNICATIONS INC.

By: 
R.D. Rogers
Senior. V.P., Chief Financial Officer

Date: April 8, 2002


SHAW

NEWS RELEASE

CLARIFICATION – 2ND QUARTER CONFERENCE CALL SATELLITE – POST SAC BREAK-EVEN

Calgary, Alberta- April 2, 2002----During the 2nd Quarter Conference Call the question arose concerning "When would Star Choice break-even on a post subscriber acquisition cost basis?". If one includes the operating income from Satellite Services, i.e. a consolidated Cancom viewpoint, then break-even occurs during fiscal 2003. This is a common view at Shaw as this is how Star Choice/Cancom is financed. If one looks at Star Choice as a stand-alone subsidiary of Cancom, break-even occurs in fiscal 2004.

Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet and satellite services to approximately 2.8 million customers. Shaw also has significant interests in telecommunications, Internet infrastructure and interactive television companies. Shaw is traded on the Toronto and New York stock exchanges (Symbol: TSE - SJR.B, NYSE - SJR).

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For further information, please contact:

R.D. Rogers
Senior Vice President, Chief Financial Officer
403-750-4500